UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Bolt Technology Corporation

(Exact name of registrant as specified in its charter)

Connecticut	001-12075	06-0773922
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

4 Duke Place, Norwalk, CT	06854
(Address of principal executive offices)	(Zip Code)

Joseph Espeso, Telephone: (203) 853-0700

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Bolt Technology Corporation evaluated its products across its four reportable segments and determined that certain products that we manufacture or contract to manufacture contain tin, tungsten, tantalum and/or gold. As a result of the survey that we conducted of our suppliers, we determined that our products that contain tin, tungsten, tantalum and/or gold are "DRC conflict undeterminable." Accordingly, we have filed a Conflict Minerals Report for the year ended December 31, 2013.

Conflict Minerals Disclosure

This Form SD and the Conflict Minerals Report, filed as Exhibit 1.02 hereto, are publicly available at www.Bolt-Technology.com.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.02 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.02 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

By:	/s/ Joseph Espeso	May 29, 2014
	Joseph Espeso	(Date)
Senior Vice President — Finance and Chief Financial Officer

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